Exhibit (e)

KKR ASSET-BASED INCOME FUND

DIVIDEND REINVESTMENT PLAN

Introduction

Under the Dividend Reinvestment Plan (the “Plan”) for KKR Asset-Based Income Fund (the “Fund”), each holder of the Fund’s common shares of beneficial interest (each, a “Common Share” and, collectively “Common Shares”) may elect (i.e., “opt in”) for dividends and/or distributions to be reinvested in additional Common Shares of the Fund (each such holder of Common Share, a “Participant”). For any Participant, dividends and/or distributions on such shareholder’s Common Shares will be reinvested by BNY Mellon Investment Servicing (US) Inc. (the “Plan Administrator”), as agent for shareholders in administering the Plan, in additional Common Shares, as set forth below. Participation in the Plan is completely voluntary, and may be commenced, terminated or resumed with respect to any dividend at any time without penalty by notice if received and processed by the Plan Administrator prior to the applicable dividend record rate; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

Plan Details

1.

The Plan Administrator will open an account for each Participant in the same name in which such holder of Common Shares is registered. Whenever the Fund declares a dividend or other distribution (together, a “Dividend”) payable in cash, non-participants in the Plan will receive cash and Participants will receive the equivalent in Common Shares. The Common Shares will be acquired by the Plan Administrator for each Participant’s account through receipt of additional unissued but authorized Common Shares from the Fund.

2.

The number of Newly Issued Common Shares to be credited to each Participant’s account will be determined by dividing the dollar amount of the Dividend by the net asset value (“NAV”) per Common Share on the payment date. The Plan Administrator maintains all Participants’ accounts in the Plan and furnishes confirmation of all transactions in the accounts, including information needed by Participants for tax records. Common Shares in the account of each Participant will be held by the Plan Administrator on behalf of the Participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to Participants and vote proxies for Common Shares held under the Plan in accordance with the instructions of the Participants.

3.

In the case of shareholders such as banks, brokers or nominees which hold shares for others who are the beneficial owners, the Plan Administrator will administer the Plan on the basis of the number of Common Shares certified from time to time by the record shareholder’s name and held for the account of beneficial owners who participate in the Plan.

4.

There will be no charges with respect to Common Shares issued directly by the Fund. The reinvestment of Dividends will not relieve Participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such dividend.

5.

The Fund reserves the right to amend or terminate the Plan. There is no direct service charge to Participants with regard to purchases in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the Participants.

6.	All correspondence or questions concerning the Plan should be directed to the Plan Administrator.

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